UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On May 30, 2024, TORM plc (the “Company”), OCM Njord Holdings S.à r.l., a company indirectly owned by funds managed by Oaktree Capital Management, L.P. and its affiliates (the “Selling Shareholder”) and Citigroup Global Markets Inc. (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Shareholder agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Shareholder, subject to and upon the terms and conditions set forth therein, 6,896,552 of the Company’s Class A common shares, par value $0.01 per share (the “Shares”). The offering of the Shares was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-261514) filed with the Securities and Exchange Commission. The Company did not receive any proceeds from the sale of the Shares by the Selling Shareholder. The Shares were delivered on June 3, 2024.

The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated herein by reference.

Press Release

On June 3, 2024, the Company issued a press release announcing the closing of the offering of the Shares. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC
Dated: June 3, 2024
	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer